LIMITED LIABILITY COMPANY OPERATING AGREEMENT

of

GROTTO LLC

a California limited liability company

THE SECURITIES REPRESENTED BY THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS AND, AS SUCH, THEY MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS THE SECURITIES HAVE BEEN QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS SUCH QUALIFICATION AND REGISTRATION IS NOT LEGALLY REQUIRED. TRANSFERS OF THE SECURITIES REPRESENTED BY THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT ARE FURTHER SUBJECT TO THE RESTRICTIONS, TERMS AND CONDITIONS SET FORTH HEREIN

THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT (the "**Agreement**" or "**Operating Agreement**") of Grotto, LLC, a California limited liability company (the "**Company**"), is entered into and made effective as of January __ 2026 (the "**Effective Date**"), by and between the Company and the members set forth on **Exhibit A** attached hereto (the "**Members**" or referred to herein individually as a "**Member**"). (Company and Members are referred to herein as the "**Parties**").

BACKGROUND

WHEREAS, the Company and Members desire to enter into this Agreement to govern the operations of the Company.

NOW THEREFORE, for and in consideration of the foregoing and the promises and mutual covenants and agreements hereinafter set forth, the Parties agree as follows:

THE AGREEMENT

ARTICLE 1: FORMATION AND PURPOSE

1.1 Formation

The Company was formed as a California limited liability company by filing Articles of Organization with the California Secretary of State on August 27th, 2025. The rights and obligations of the Members shall be governed by this Agreement and the California Revised Uniform Limited Liability Company Act (herein the "**Act**").

The Company, shall, when required, file such amendments to or restatements of the Articles of Organization of the Company (the "**Articles**"), and such other documents and instruments, in such public offices in the State of California or elsewhere as the Managing Members (as defined below) of the Company deem advisable to give effect to the provisions of this Agreement and the Articles, to respect the formation of and the conduct of business by the Company, and to preserve the character of the Company as a limited liability company.

1.2 Name

The legal name of the Company shall be Grotto LLC, or other name as the Managing Members (as defined below) shall hereafter designate. The Company shall be conducted under the trade name as the Managing Members shall hereafter designate.

1.3 Principal Place of Business and Registered Agent

The principal place of business of the Company is 89 Broadway, Fairfax, California 94930, or such other location as the Managing Members may determine. The registered agent for service of process is as designated by the Company and reflected on the California Secretary of State's website, as amended, from time to time, in the discretion of the Managing Members. In addition to its registered office in California, the Company may have other offices and places of business at such places, both within and outside of the State of California, as the Managing Members may determine from time to time.

1.4 Business Purpose

The purpose of the Company is spa services, facilities, or goods, and to engage in any lawful business permitted under California law.

1.5 Term

The Company shall continue in perpetuity unless and until the Company is dissolved in accordance with the provisions of this Agreement or the Act.

ARTICLE 2: CERTAIN DEFINITIONS

"Class A Members" means the Members holding Class A Membership Interests, as identified on Schedule A.

"Class B Members" means the Members holding Class B Membership Interests, as identified on Schedule A.

"Class C Members" means the Members holding Class C Membership Interests issued, as identified on Schedule A.

"**Class D Members**" means the Members holding Class C Membership Interests issued, as identified on Schedule A.

"Managing Members" means the person(s) designated to manage the Company pursuant to Article 4.

ARTICLE 3: MEMBERSHIP INTERESTS, CLASSES, OWNERSHIP, AND CAPITAL CONTRIBUTIONS

3.1 Membership Interests

The Members' interests in the Company shall be represented by membership interests, which are units of ownership representing a percentage ownership of the Member with respect to total ownership in the Company ("**Membership Interests**"). As of the signing of this Agreement, the Company has issued 8,000,000 Membership Interests to the Members. The Company has a maximum of 10,000,000 authorized Membership Interests. Membership Interests of a Member may change over time with the inclusion of new members or removal of members. The Membership Interests of each Member shall be registered on the books of the Company, found on **Schedule A**, with the name and address of the Member and the Membership Interests as of the date of update, which shall be made from time to time with the inclusion or removal of Members, or other update to the **Schedule A**.

Any certificates representing Membership Interests, if any, shall be in such form as the Managing Members may from time to time prescribe. All Membership Interests shall be dilutable, subject to applicable law, unless non-dilution is specifically authorized by the Company and written into a membership, investment, or similar agreement.

New Members who are not signatories to the original Agreement shall be added on as a signatory to this Agreement as of the Effective Date and bound by the terms of this Agreement. New Members shall sign a 'Consent to be Bound', a copy of which is attached hereto as **Schedule B.** New Members of the Company must be approved by the Managing Members in accordance with this Agreement.

3.2 Classes of Membership Interests

There will be four (4) classes of Membership Interests:

(1) "**Class A Membership Interests**", which are entitled to vote on Company matters, engage in the management of the Company, and share in the economic benefits of ownership;

(2) "**Class B Membership Interests**", which are only entitled to share in the economic benefits offered to the Class B Members, who are not entitled to vote on Company matters;

(3) "**Class C Membership Interests**", which are only entitled to share in the economic benefits offered to the Class C Members, who are not entitled to vote on Company matters; and

(4) "**Class D Membership Interests**", which are only entitled to share in the economic benefits offered to the Class D Members, who are not entitled to vote on Company matters.

The class of Membership interests held by a Member shall be as outlined on **Schedule A**. All references in this Agreement to "Members" shall refer to all Members, including those holding Class A Membership Interests, Class B Membership Interests, Class C Membership Interests, and Class D Membership Interests, except for those matters that specifically pertain to: (1) voting on Company matters, (2) agency with the Company, and (3) any other management duties, obligations, or otherwise.

For all intents and purposes, Class B Members, Class C Members, and Class D Members shall be passive investors with limited rights of ownership, as required by applicable federal securities laws (Regulation Crowdfunding for Class B; Regulation D for Class C).

3.3 Limitation on the Members' Liability.

The Members' liability shall be limited as set forth in this Agreement, the Act, and other applicable law. Except as provided under this Agreement, a Member is not liable to the Company or to any member for any action taken, or any failure to take any action, as a Member, except for liability with respect to: (a) participation in tortious conduct, (b) an unlawful distribution, or (c) any transaction for which the Member received a personal benefit, directly or indirectly, in violation or breach of any provision of this Agreement. If the Act is hereafter amended to authorize the further elimination or limitation of the liability of members, then the liability of a Member, in addition to the limitation on liability provided herein, shall be limited to the fullest extent permitted by the amended Act.

The Managing Members shall be entitled to rely on information, opinions, reports or statements, including financial statements or other financial data prepared or presented by: (i) any one or more Managing Members, officers, or employees of the Company or its affiliates whom the Member reasonably believes to be reliable and competent in the matter presented, or (ii) legal counsel, public accountants, or other persons as to matters the Member reasonably believes are within the person's professional or expert competence.

A Member will not be bound by, or be personally liable for, the expenses, liabilities, debts, contracts, or obligations of the Company, except as otherwise provided for in this Agreement or as permitted by the Act.

3.4 Agency

The Managing Members shall have exclusive authority to act as agents of the Company for the purpose of its business and affairs. Any act of Managing Members, including but not limited to the execution of any instrument in the name of the Company for the apparent purpose of carrying on the usual business or affairs of the Company, shall bind the Company.

Holders of Class B Membership Interests, Class C Membership Interests, and Class D Membership Interests (collectively, the "**Passive Members**") are passive members only. Passive Members shall have no authority to manage the Company, participate in its day-to-day operations, or act as agents of the Company. Passive Members shall have no power, express, implied, or apparent, to bind the Company by their actions, conduct, words, signatures, representations, or otherwise, including but not limited to entering into contracts, incurring obligations, executing instruments, or making commitments on behalf of the Company. Any such attempted action by a Passive Member shall be null, void, and of no force or effect as to the Company. The Company, the Managing Members, and the Class A Members shall not be bound by, and shall have no liability arising from, any act or purported act of a Passive Member purporting to bind the Company.

3.5 Initial Capital Contribution

The initial capital contributions of the Members of the Company are as set forth on **Schedule A** attached hereto, which Schedule A shall be updated by the Managing Members from time to time to reflect any changes in contributions, Membership Interests, or other relevant information. Initial contributions may consist of cash, property (tangible or intangible), services rendered, promissory notes, or other obligations to contribute money or property in the future.

As of the date of this Agreement, the Class A Members have contributed, or shall contribute, those amounts as recorded in the Company's books and records as capital contributions to their respective Capital Accounts. The Managing Members shall maintain accurate books and records of the Company reflecting all capital contributions, allocations, distributions, and Capital Account balances in accordance with generally accepted accounting principles or such other consistent method as determined by the Managing Members.

No Passive Member is required to make any initial capital contribution beyond the amount paid for their Membership Interests pursuant to their subscription, investment, or other agreements (as reflected on **Schedule A**). All such payments by Class B Members, Class C Members, and Class D Members shall be treated as capital contributions solely for purposes of establishing their Capital Accounts and economic rights under this Agreement.

3.6 Additional Capital Contributions

(a) **Class A Members:** Class A Members may make additional capital contributions at any time, as determined by the Managing Members. Any additional capital contributions by Class A Members shall increase their priority for return of capital upon dissolution as provided herein.

(b) **Class B, Class C, and Class D Members:** Class B Members, Class C Members, and Class D Members have no obligation to make any additional capital contributions beyond their initial investment and shall have no liability for Company debts or obligations beyond their invested capital.

3.7 Issuance of Membership Interests and Regulatory Offerings

(a) Regulation Crowdfunding Offering (Class B Membership Interests). The Managing Members are authorized to issue Class B Membership Interests pursuant to a Regulation Crowdfunding offering conducted through one or more crowdfunding platforms or other means. The offering shall seek to raise capital subject to applicable minimum and maximum amounts as set forth in the Form C filed with the SEC and the offering documents. Class B Members shall be passive investors entitled solely to the benefits described and detailed in their individual crowdfunding platform agreements.

(b) Regulation D Offering (Class C Membership Interests). The Managing Members are authorized to issue Class C Membership Interests pursuant to a private offering under Regulation D, Rule 506(c). The offering amount and terms shall be as set forth in the applicable investment agreements, private placement memorandum (if used), and other offering documents. Class C Members shall be passive investors entitled solely to the benefits as described and detailed in their individual subscription, investment, or other agreements.

(c) **Other Transfers (Class D Membership Interests)**. The Managing Members are authorized to issue or transfer Class D Membership Interests to employees, consultants, independent contractors, advisors, service providers, strategic partners, or any other persons or entities as deemed appropriate by the Managing Members in their sole discretion. Such issuances or transfers may be made for various purposes, including but not limited to incentive compensation, equity grants, performance-based awards, recruitment incentives, or other forms of ownership participation not covered by Class B or Class C offerings. Class D Membership Interests may be structured as capital interests, profits interests, or other types permissible under applicable law, and may include vesting schedules, forfeiture provisions, repurchase rights, or other conditions as determined by the Managing Members. The specific terms, rights, preferences, restrictions, and obligations associated with Class D Membership Interests shall be detailed in individual subscription agreements, equity grant agreements, employment agreements, or other applicable documents executed by the recipient and the Company.

3.8 Capital Accounts

The Company shall maintain a capital account for each Member in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv).

ARTICLE 4: MANAGEMENT

4.1 Management by the Managing Members

The Company is member-managed pursuant to California Corporations Code § 17704.07 and the initial filings of the Company.

The Members holding Class A Membership Interests are hereby designated as the Managing Members of the Company and shall have full and exclusive authority to manage and control the day-to-day business and affairs of the Company.

The Managing Members may appoint additional officers or agents as needed, but ultimate management authority remains with the Managing Members unless otherwise amended by the terms of this Agreement.

4.2 Powers and Duties of Managing Members

The Managing Members shall have all powers necessary or appropriate to manage and operate the Company's business, including but not limited to:

(a) Entering into, performing, amending, and terminating any contracts, agreements, leases, licenses, partnerships, joint ventures, or other arrangements on behalf of the Company, whether in the ordinary course of business or otherwise;

(b) Hiring, supervising, compensating, and terminating employees, officers, independent contractors, consultants, agents, and professional advisors (including attorneys, accountants, and investment bankers);

(c) Opening, maintaining, and closing bank accounts, investment accounts, credit lines, and other financial arrangements in the Company's name, and designating signatories therefor;

(d) Incurring indebtedness (secured or unsecured), issuing promissory notes, guarantees, or other obligations, and granting liens, security interests, or encumbrances on Company assets, subject to any debt limits or approval thresholds set forth elsewhere in this Agreement;

(e) Determining the amount, timing, form, and priority of distributions to Members, after satisfaction of all Company obligations, reserves, and applicable law;

(f) Preparing, approving, and implementing annual budgets, business plans, operating forecasts, and capital expenditure plans;

(g) Making all decisions regarding the Company's operations, strategy, growth initiatives, marketing, pricing, product/service development, intellectual property management, and day-to-day conduct of business;

(h) Acquiring, leasing, managing, selling, exchanging, or otherwise disposing of any assets (real, personal, tangible, or intangible), including all or substantially all of the Company's property;

(i) Prosecuting, defending, settling, or compromising any claims, lawsuits, arbitrations, or other proceedings involving the Company;

(j) Making all tax elections, preparing and filing tax returns, and handling all tax, regulatory, and compliance matters (with reliance on hired professionals);

(k) Purchasing and maintaining on behalf of the Company, Managing Members, and others as appropriate;

(l) Delegating any of the foregoing powers to officers, employees, or agents appointed by the Managing Members, while retaining ultimate oversight and responsibility; and

(m) Taking any other action that the Managing Members deem necessary, appropriate, or advisable for the conduct of the Company's business or the protection of its assets and interests.

4.3 Standard of Care and Limitation on Managing Members' Liability

The Managing Members shall exercise these powers in good faith, in a manner reasonably believed to be in the best interests of the Company, and in compliance with their fiduciary duties under Section 17704.09 of the Act (duty of loyalty, duty of care, and duty of good faith and fair dealing).

The Managing Members shall not be liable to the Company or any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage results from fraud, gross negligence, willful misconduct, or a material breach of this Agreement.

4.4 Indemnification

To the fullest extent permitted by the Act and other applicable law, the Company shall indemnify, defend, and hold harmless each Managing Member from and against any and all claims, demands, actions, suits, proceedings (whether civil, criminal, administrative, investigative, or otherwise, and whether threatened, pending, or completed), liabilities, obligations, losses, damages, penalties, fines, judgments, settlements, costs, and expenses (including, without limitation, reasonable attorneys' fees and disbursements, court costs, and other out-of-pocket expenses reasonably incurred in investigating, preparing for, defending, or responding to any such matter) (collectively, "**Losses**") arising out of or relating to the Managing Member's service as a Managing Member or otherwise in connection with the business or affairs of the Company.

Such indemnification shall apply if the Managing Member acted in good faith and in a manner the Managing Member reasonably believed to be in or not opposed to the best interests of the Company and its Members, and, with respect to any criminal proceeding, had no reasonable cause to believe the Managing Member's conduct was unlawful. Notwithstanding the foregoing, no indemnification shall be provided for any Losses to the extent they result from or arise out of:

(a) the Managing Member's fraud, intentional misconduct, or knowing violation of law; (b) a breach of the duty of loyalty to the Company or its Members (except as otherwise expressly permitted or modified in this Agreement); (c) receipt by the Managing Member of a financial benefit to which the Managing Member was not entitled; (d) a violation of Section 17704.06 of the California Corporations Code (relating to wrongful distributions); or (e) any other act, omission, or circumstance for which indemnification is not permitted under applicable law.

No indemnification shall create any personal liability on the part of any Member or require any Member to make additional capital contributions. All indemnification payments shall be made solely from the assets of the Company (including insurance proceeds), and no Member shall have any personal obligation with respect thereto.

4.5 Compensation

The Managing Members shall be entitled to receive reasonable compensation for services rendered to the Company in their capacity as Managing Members.

Determinations of compensation shall be made in good faith, considering factors such as the scope and value of services provided, prevailing market rates for comparable roles and responsibilities, the Company's financial performance and stage of development, industry standards, and any arm's-length benchmarks (particularly relevant where the recipient is also a Class A Member or affiliate). Compensation paid to Managing Members shall not constitute distributions of profits, allocations of Net Profits/Losses, or returns of capital unless expressly designated as such in writing.

The Managing Members shall maintain complete and accurate records of all compensation paid, expenses reimbursed, and related approvals, which shall be available for inspection by Members in accordance with the provisions of this Agreement governing books and records.

ARTICLE 5: CLASS A MEMBERS' VOTING RIGHTS

5.1 Class A Voting Rights

Unless otherwise expressly set forth in this Agreement, required by applicable law, all matters requiring approval of the Members shall be decided exclusively by the affirmative vote or written consent of Class A Members (the Managing Members) holding a majority of the then-outstanding Class A Membership Interests (a "**Majority** ").

For the avoidance of doubt, the Managing Members have exclusive authority over the ordinary course of the Company's business and affairs, and no approval of non-Class A Members (including Class B, Class C, or Class D Members) shall be required. Passive Members have no voting rights with respect to the management or affairs of the Company, except as required by California law or as specifically granted in this Agreement.

5.2 Voting Power

The Class A Members shall have one (1) vote per Membership Interest owned.

5.3 Meetings

Annual, regular, or special meetings are not required but may be held at such time and place as the Managing Members deem necessary or desirable for the reasonable management of the Company.

No meetings of Members shall be required for routine or day-to-day decisions.

Any meeting of Members (or Managing Members acting in their Member capacity) may be called by: (a) any Managing Member; or (b) one or more Members holding more than ten percent (10%) of the interests in current profits of the Members (as provided in Cal. Corp. Code § 17704.07(g)), solely for purposes of addressing matters on which Members are entitled to vote under this Agreement or law.

5.4 Actions without a Meeting

Any action required or permitted to be taken at any meeting of the Class A Members (including actions in their capacity as Managing Members for matters requiring Member approval under this Agreement or applicable law) may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, is signed by Class A Members holding at least the minimum number of Class A Membership Interests that would be required to authorize or take such action at a meeting at which all Class A Members entitled to vote thereon were present and voted. For purposes of this Section, an email where the Class A Members agree to take a required Company action will constitute a "writing" and signature block on the email by the Class A Members shall constitute "signature". Such written consent shall have the same force and effect as a vote at a duly called and held meeting and may be executed in counterparts.

For the avoidance of doubt, this Section applies to any matter requiring Class A Member approval but does not limit the Managing Members' authority to act in the ordinary course of business without any consent or meeting. Written consents may be solicited electronically or in hard copy and shall be delivered to the Company (or its designated officer or agent) for inclusion in the Company's books and records.

5.5 Officers

The Class A Members are authorized to appoint one or more officers (herein "**Officers**") from time to time. The Officers will have the titles, authority, exercise the powers and perform the duties that the Class A Members determine from time to time.

Each Officer will continue to perform and hold their position as an officer until such time as (a) the Officer's successor is chosen and appointed by the Class A Members; or (b) the Officer is dismissed or terminated by the Class A Members, which termination will be subject to applicable law and, if an effective services agreement exists between the Officer and the Company, the services agreement.

Subject to applicable California law and the services agreement (if any), each officer will serve at the direction of the Class A Members, and may be terminated, at any time and for any reason, by a vote of at least a Majority of the Class A Members.

5.6 Deadlock

In the event of a Deadlock (as defined below), the Company shall be required to go through the Deadlock Procedures.

"**Deadlock**" means a dispute, including the inability to agree on a vote or other decision that has continued for more than ten (10) days among the Class A Members concerning the business affairs of the Company, or if all Class A Members agree that there is a Deadlock. "**Deadlock Procedures**" shall require: (1) a Class A Member providing the other Class A Members with written notice of a Deadlock, including details and remedies sought ("**Deadlock Notice**"); (2) the Class A Members shall attempt in good faith to resolve any Deadlock through negotiation among them; or (3) if no resolution can be resolved between the Class A Members, the Class A Members agree to first seek resolution of Deadlock through a single mediator (the "**Mediator**"), the costs of which shall be paid by the Company. The Class A Members shall be required to submit a short, written statement of the Deadlock to the Mediator, their proposed resolution, and why their solution is more preferrable than the alternative. The Mediator shall issue their preliminary determination, which should be factored by the Class A Members in a proposed resolution. If the mediation does not result in the Deadlock being resolved, the Company and the Members agree to mandatory binding arbitration to resolve the Deadlock, as outlined herein.

ARTICLE 6: TRANSFERS OF MEMBERSHIP INTERESTS

6.1 General Transfer Restrictions

No Member may sell, assign, transfer, pledge, encumber, hypothecate, gift, or otherwise dispose of (a "**Transfer**") all or any portion of their Membership Interest without the prior written consent of the Managing Members, which consent may be granted or withheld in their sole and absolute discretion, except as expressly permitted in this Article 6 or required by applicable law.

Any attempted Transfer in violation of this Article 6 shall be null and void ab initio, and the Company shall not recognize any such Transfer on its books.

The Company may (but is not required to) issue certificates representing Membership Interests, and any such certificates shall bear a legend noting the transfer restrictions herein and applicable securities laws.

6.2 Class A Transfer Rights

Class A Members may Transfer their Membership Interests (but subject to compliance with applicable securities laws) to: (a) the other Class A Member, (b) a trust for the benefit of the transferring Member or their immediate family, or (c) Immediate family members (spouse, children, parents, siblings)

6.3 Class B, Class C, and Class D Transfer Restrictions

(a) 12-Month Lockup

Class B Members (Regulation Crowdfunding) and Class C Members (Regulation D) may not Transfer their Membership Interests for a period of twelve (12) months following the final closing date of their respective offering (the "**Lockup Period**"), except for Transfers: (i) in connection with death, divorce, or other similar circumstances; or (ii) by operation of law (e.g., bankruptcy or divorce decree). Class D Members are subject to the same Lockup Period.

(b) Post-Lockup Transfers

After the Lockup Period, Passive Members may Transfer their Membership Interests only with:

- (i) Prior written consent of the Managing Members (not to be unreasonably withheld), OR
- (ii) Subject to the Company's Right of First Refusal as set forth in Section 6.4

(c) Permitted Transfers

Notwithstanding the foregoing, Passive Members may Transfer their Membership Interests to:

- Immediate family members (spouse, children, parents, siblings)
- Trusts for the benefit of the Member or their immediate family
- Entities controlled by the Member

Provided that the transferee agrees in writing to be bound by this Agreement and subject to the Member's delivery to the Company of (1) an executed instrument of transfer, (2) satisfactory evidence that the transferee qualifies as such a trust or entity, (3) an opinion of counsel, confirming compliance with securities laws and this Agreement, upon request of the Company, and (4) the transferee's execution of a joinder binding it to all terms hereof as a Member. Any transfer in violation of this provision shall be null and void ab initio.

6.4 Right of First Refusal

If a Passive Member receives a bona fide offer from a third party to purchase their Membership Interest and wishes to accept such offer, the Member must first offer the Membership Interest to the Company on the same terms and conditions. The Company shall have thirty (30) days to elect to purchase the Membership Interest.

If the Company declines, the Member may sell to the third party on the terms offered, provided the sale closes within ninety (90) days.

6.5 Restrictions on Transfers

Any attempted Transfer in violation of this Article 6 shall be null and void and of no effect. The Company shall not recognize any such Transfer, and the purported transferee shall have no rights as a Member.

6.6 Transferee Status

Any permitted transferee of a Membership Interest shall succeed to all rights and obligations of the transferring Member with respect to such Membership Interest and shall be bound by this Agreement.

6.7 Buy-Out

Except as set forth in the applicable investment, equity, or other document and as authorized by the Managing Members, Members may be expelled or bought-out as a Member for a material breach of this Agreement or for any other reason in the discretion of the Managing Members.

A Member that is bought-out of his/her/its Membership Interest, becomes incapacitated, or dies, shall only be entitled to a fair market value buy-out of their Membership Interests as determined by either (a) an agreement as to price between that Member and the Company; or (b) an independent valuation professional who is selected by the Managing Members (the "**Buy-Out Formula**"). The valuation that the independent valuation professional is not appealable or subject to review. Payment after a buy-out, death, or otherwise as permitted by the Act or this Agreement need not be made at one time and can be made over time with periodic payments, as agreed to, not to exceed three (3) years. If no period can be agreed upon, the Company will buy-back those membership interests over the course of three (3) years, with no payments being due during the first (1st) year, and then eight (8) equal payments will be made to the departing Member, quarterly.

6.8 Death of a Class A Member

Upon the death of a Class A Member, all Membership Interests held by the deceased Class A Member (including any community property interest therein) shall automatically be acquired by and vest in the surviving Class A Member as the sole remaining Class A Member. No other terms, rights, obligations, management structure, economic arrangements, revenue sharing commitments, or provisions of this Agreement shall be affected or modified by such acquisition. The surviving Class A Member shall succeed to the full rights and responsibilities associated with the acquired Membership Interests without the need for further action, valuation, payment, or consent from any other party, and the estate, heirs, or beneficiaries of the deceased Class A Member shall have no continuing interest in or claim to the Company or its Membership Interests beyond any separately applicable estate or inheritance rights outside this Agreement.

6.9 Divorce of Class A Members

Since the Class A Members are married and hold their Class A Membership Interests as community property, in the event of divorce, legal separation, annulment, or any marital dissolution proceeding between them, any transfer, award, or division of Membership Interests to the former spouse pursuant to a divorce decree, marital settlement agreement, or court order shall not affect the continuation of the Company.

6.10 Drag-Along Rights

Upon the approval by a vote at least 66.67% ("**Super Majority**") of the Class A Members to consummate a Sale Transaction (defined as a sale of the Company or substantially all of its assets to a bona fide third-party purchaser, whether structured as an asset sale, membership interest sale, merger, or otherwise), and provided that the price, terms, and conditions of the Sale Transaction are substantially identical for all Members (on a pro rata basis based on their Membership Interests), then each Member shall:

(a) Take all necessary or desirable actions within such Member's control to approve, facilitate, and implement the Sale Transaction, including executing any required resolutions, consents, or documents;

(b) If entitled to vote on the matter under this Agreement, the Act, or applicable law, vote all Membership Interests over which such Member has voting control (or cause such interests to be voted) in favor of the Sale Transaction and any related proposals or resolutions;

(c) Consent to the Sale Transaction and raise no objections thereto;

(d) If the Sale Transaction is structured as a sale of Membership Interests, sell all Membership Interests held by such Member on the same terms and conditions approved by the approving Class A Members; and

Operating Agreement of Grotto LLC

(e) Take all other actions reasonably necessary or desirable to consummate the Sale Transaction, including (without limitation) executing purchase agreements, escrow instructions, and other instruments, and waiving any appraisal, dissenters', or similar rights available under the Act or other applicable law.

Each Member shall bear its pro rata share (based on Membership Interests on a fully diluted basis) of any transaction costs incurred for the common benefit of all Members in connection with the Sale Transaction (to the extent not paid by the Company or the purchaser). Costs incurred individually by a Member for its own benefit shall not be shared.

Notwithstanding the foregoing:

- No Member shall be required to provide representations, warranties, indemnities, or covenants disproportionately greater or more onerous than those provided by other Members;
- Any representations, warranties, indemnities, or covenants by a Member shall be made severally (not jointly) and limited to matters concerning (i) such Member's valid ownership of its Membership Interests free of liens (except as disclosed), and (ii) such Member's authority and power to enter into and consummate the sale without violating other agreements or binding its assets; and
- No Member's liability for expenses or indemnification shall exceed its pro rata share or the net cash proceeds actually received by such Member in the Sale Transaction.

This drag-along provision is intended to facilitate orderly sales approved by the controlling Class A Members while protecting all Members from unequal treatment. It shall not apply to internal transfers, sales to affiliates, or transactions not approved under this Section.

ARTICLE 7: MEMBER LOANS TO THE COMPANY

7.1 Authority to Make Loans

Any Member may, but is not required to, make loans to the Company from time to time. Any such loan must first be approved by the Managing Members and documented by a written promissory note or loan agreement that clearly states the principal amount, repayment terms, maturity date, and any other material terms.

Interest on any Member loan, if charged, shall accrue at the Applicable Federal Rate (AFR) in effect for the month in which the loan is made.

Loans from Members shall be treated as genuine debt of the Company (not capital contributions) and shall be subordinated to all third-party debt unless the Managing Members approve otherwise in writing. Repayment shall occur only as provided in the promissory note or loan agreement, and no Member shall have any right to demand early repayment except as expressly stated therein.

7.2 Priority of Member Loans

Loans from Members to the Company shall: (a) be repaid prior to any distributions to Class A Members from profits or liquidation proceeds, (b) be subordinate to all third-party creditor claims, and (c) not be subject to the revenue sharing payment obligations to Members, if any.

7.3 Current Loan

The Members acknowledge that the Company has received a loan of Fifty Thousand Dollars ($50,000) (the "**Hebrew Free Loan**"). This loan is interest-free and shall be repaid according to the terms set forth in the loan agreement or promissory note executed with the lender.

Repayment of the Hebrew Free Loan shall be made at such times and in such amounts as the Managing Members determine in their reasonable discretion, taking into account the Company's cash flow, operational needs, reserves, and all other obligations of the Company.

The Hebrew Free Loan shall be treated as bona fide third-party debt of the Company and shall have priority over any Member loans or distributions in repayment, dissolution, or insolvency. The Managing Members shall ensure timely communication with the lender and compliance with all terms of the Hebrew Free Loan agreement.

ARTICLE 8: DISTRIBUTIONS AND ALLOCATIONS

8.1 Distributions to Class A Members

After satisfaction of all ongoing payment obligations, debt service obligations, and maintaining adequate working capital reserves as determined by the Managing Members, the Managing Members may authorize distributions of remaining profits to Class A Members (and Class B, Class C, or Class D Members, if disbursements are permitted via their investment, services, equity, or other agreement) in the discretion.

8.2 Tax Allocations

For tax purposes: (a) Class A Members shall be allocated all items of Company income, gain, loss, deduction, and credit (b) Class B Members, Class C Members, and Class D Members shall have those tax allocations as authorized by the Managing Members.

8.3 Tax Distributions

The Company may make distributions to Members to enable them to pay income taxes on their allocable share of Company income, in amounts determined by the Managing Members, in the sole discretion of the Managing Members.

ARTICLE 9: BOOKS, RECORDS, AND REPORTING

9.1 Books and Records

At all times during the existence of the Company, the Class A Members (or the Secretary if one is appointed) shall keep or cause to be kept complete and accurate books and records appropriate and adequate for the Company's business. Such books and records, whether financial, operational, or otherwise and including a copy of this Agreement and any amendments, shall at all times be maintained at the principal place of business of the Company, via the cloud, or other shared computer network. Each Member shall have the right to, upon ten (10) days written notice, request an inspection of the Company's books and records.

9.2 Financial Statements and Accounting Period

The Company shall prepare annual financial statements (which may be unaudited) within ninety (90) days following the end of each fiscal year.

The accounting period of the Company shall follow a calendar year, beginning on January 1 and ending on the last day of December in that given year.

9.3 Tax Information

The Company shall provide K-1 tax forms (or comparable tax information) to all Members within the time required for filing federal and state income tax returns.

9.4 Confidentiality

As a result of their being a Member, each Member will come into contact with certain Confidential Information that gives the Company a competitive advantage in the marketplace. "**Confidential Information**" means all information, ideas, concepts, plans, trade secrets, market differentiators, commercial knowledge, business contracts, business agreements, business strategy, current or future endeavors, or other information that would not be known by a Member outside of their relationship with the Company.

Each Member agrees that they shall keep the Confidential Information safe at all times and not disclose or use, whether intentionally or unintentionally, directly or indirectly, the Confidential Information without the express consent of the Members.

All Confidential Information shall be and remain owned by the Company, no transfer of which shall occur unless voted on by the Members in accordance with this Agreement. The Company reserves the right to seek equitable relief as a result of a breach of this Section, which is excluded from mandatory binding arbitration.

9.5 Banking

All funds of the Company must be deposited in one or more bank accounts in the name of the Company with one or more recognized financial institutions. Only the Class A Members, the Company bookkeeper, or other appointed personnel, are authorized to establish such accounts and complete, sign, and deliver any banking resolutions reasonably required by the respective financial institutions in order to establish an account.

9.6 Company Property

All property of the Company shall be titled in the name of the Company and shall not be held or owned by a Member without the express written consent of the Company.

ARTICLE 10: DISSOLUTION AND WINDING UP

10.1 Events of Dissolution

The Company shall be dissolved and its affairs wound up upon:

    (a) a unanimous vote of the Managing Members, or
    (b) entry of a decree of judicial dissolution.

10.2 Winding Up

Upon dissolution, the Managing Members shall wind up the Company's affairs in an orderly manner, including: (a) Collecting and liquidating Company assets, (b) discharging Company liabilities, (c) distributing remaining assets in accordance with this Agreement, and (d) filing all required tax returns and documents

10.3 Distribution Upon Dissolution

Assets shall be distributed in the following order:

1. To creditors (including Member loans) in satisfaction of Company liabilities
2. Class C Members
3. Return of capital contributions and any remaining assets to Class A Members
4. Class B Members
5. Class D Members

10.4 No Obligation to Restore Negative Capital Accounts

No Member shall be obligated to restore any negative balance in their capital account upon dissolution of the Company.

ARTICLE 11: MISCELLANEOUS PROVISIONS

11.1 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to its conflicts of law principles.

11.2 Dispute Resolution and Mandatory Binding Arbitration

Before initiating arbitration or any other formal proceeding, the Members agree to attempt in good faith to resolve any dispute, claim, or controversy arising out of or relating to this Agreement, the Company, or the relationship among the Members (a "**Dispute**") through non-binding mediation. Mediation shall be administered by JAMS (or another mutually agreed-upon mediation service) in Marin County, California, before a neutral mediator experienced in business and LLC disputes. The mediation shall commence within forty-five (45) days after the end of the negotiation period. Each party shall bear its own costs and attorneys' fees, and the parties shall equally share the mediator's fees and administrative costs unless otherwise agreed. Mediation is a condition precedent to arbitration, but failure to participate in good faith shall not bar a party from proceeding to arbitration.

If the Dispute is not resolved through mediation, then, except as otherwise expressly provided in this Agreement or required by non-waivable law, any remaining Dispute shall be finally and exclusively resolved by mandatory binding arbitration in Marin County, California, administered by JAMS (or, if JAMS is unavailable, by the American Arbitration Association) in accordance with its Comprehensive Arbitration Rules and Procedures then in effect. The arbitration shall be conducted by a single neutral arbitrator experienced in business and LLC disputes. Judgment on the award may be entered in any court having jurisdiction.

The parties irrevocably consent to the exclusive jurisdiction and venue of the arbitration in Marin County, California, and waive any objection based on inconvenient forum or lack of personal jurisdiction. The arbitrator shall have the authority to award any relief that a court could award, except that punitive, exemplary, or treble damages shall not be awarded unless otherwise required by applicable law.

11.3 Amendment

This Agreement may be amended only by a written instrument signed by the Managing Members and approved by Class A Members holding a Super Majority of Class A Membership Interests.

11.4 Waiver

No waiver of any provision of this Agreement shall be effective unless in writing and signed by the party against whom the waiver is sought to be enforced. No waiver of any breach shall constitute a waiver of any other breach.

11.5 Severability

If any provision of this Agreement is held to be invalid or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be construed as if the invalid or unenforceable provision had not been included.

11.6 Entire Agreement

Except for the respective services agreements, investment (or similar equity) agreements, NDA (or similar agreement), this Agreement constitutes the entire agreement among the Members with respect to the subject matter hereof.

11.7 Counterparts and Electronic Signatures

This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Electronic signatures shall have the same force and effect as original signatures.

11.8 Binding Effect

This Agreement shall be binding upon and inure to the benefit of the Members and their respective successors, assigns, heirs, and legal representatives, subject to the transfer restrictions in Article 6.

11.9 Notice

All notices required or permitted under this Agreement shall be in writing and shall be deemed delivered when: (a) delivered in person, (b) sent by certified mail, return receipt requested, to the address on file with the Company, (c) sent by nationally recognized overnight courier, or (d) sent by email with confirmation of receipt (if followed by hard copy via one of the above methods within one business day)

11.10 Further Assurances

Each Member agrees to execute and deliver such additional documents and instruments and to take such further actions as may be reasonably necessary to effectuate the intent of this Agreement.

11.11 Construction

The headings in this Agreement are for convenience only and shall not affect the interpretation of this Agreement. Unless the context requires otherwise, words in the singular include the plural and words in the plural include the singular.

11.12 Spousal Consent

If any Member is married or becomes married, the spouse of the Member shall execute and deliver to the Company a Spousal Consent, a copy of which is attached hereto as **Schedule C**. If any Member should marry or engage in a marital relationship following the date of this Agreement, the Member shall cause his or her spouse to execute and deliver to the Company a Spousal Consent within thirty (30) days thereof.

11.13 Independent Counsel

All Members entering into this Agreement have been advised of their right to seek the advice of independent legal counsel before signing this Agreement, and by signing this Agreement, have either given their consent after speaking with their own counsel or have waived such right.

Signatures Appear on the Following Page

EXECUTION

IN WITNESS WHEREOF, the undersigned have executed this Operating Agreement as of the date first written above.

CLASS A MEMBERS:

Camryn Rose

Date: _____2/17/26_____

Elliot Lawrence Rose

Date: _____2/17/26_____

SCHEDULE A

MEMBERS AND CAPITAL CONTRIBUTIONS

CLASS A MEMBERS

Member Name	Capital Contribution	Membership Interests Owned
Camryn Rose and Elliot Lawrence Rose (as community property)	Approximately $100,000, more fully updated in the Company's books and records	8,000,000

CLASS B MEMBERS

Member Name	Capital Contribution	Membership Interests Owned

CLASS C MEMBERS

Member Name	Capital Contribution	Membership Interests Owned

CLASS D MEMBERS

Member Name	Capital Contribution	Membership Interests Owned

Operating Agreement of Grotto LLC

SCHEDULE B

Consent to be Bound

In consideration of the issuance to the undersigned of _____ membership interests (the "**Membership Interests**") of Grotto LLC, a California limited liability company, the undersigned hereby consents and agrees to become a party to and be bound by the Limited Liability Company Operating Agreement of Grotto LLC (the "**Operating Agreement**"), receipt of which is hereby acknowledged, as if the undersigned were one of the original parties thereto, and all of the Membership Interests issued to or acquired by the undersigned shall be held in accordance with and restricted by the terms of the Operating Agreement and the agreement by which the undersigned is acquiring the Membership Interests.

EXECUTED this ____ day of _____, 202____

_____

Print Name: _____

SCHEDULE C

Spousal Consent

The undersigned (the "**Spouse**") is the spouse of _____ (the "**Member**"), a member of Grotto LLC, a California limited liability company (the "**Company**").

1. **Acknowledgment of Operating Agreement**. The Spouse hereby acknowledges that he/she has carefully read the Limited Liability Company Agreement of Grotto LLC (the "**Operating Agreement**"), and fully understands its terms and provisions.

2. **Consents and Acknowledgements**. The Spouse hereby confirms and agrees that:
   o All Membership Interests in the Company held by the Member are and shall remain vested solely in the Member;
   o The Member is entitled to pledge, sell, transfer, or otherwise dispose of their Membership Interests in accordance with the Operating Agreement, without the Spouse's consent;
   o The performance by the Member of the Operating Agreement (including any modification, amendment, or termination thereof) does not require any additional authorization or consent from the Spouse; and
   o The Spouse is not a manager or shall participate in the management of the Company.

3. **Waiver of Rights**. The Spouse hereby unconditionally and irrevocably waives any and all rights or interests in the Membership Interests that may be granted to the Spouse under any applicable law, including but not limited to any community property, quasi-community property, marital property, or similar rights. Under no circumstances shall the Spouse claim any rights with respect to the Membership Interests, including voting rights, disposition rights, economic benefits, or any other rights arising therefrom.

4. **No Conflicting Actions**. The Spouse further guarantees that no action shall be taken with the intent to conflict with the arrangements set forth in the Operating Agreement, including any claim that the Membership Interests constitutes property or joint property between the Spouse and the Member that affects or prevents the Member from fulfilling his/her obligations thereunder.

5. **Successor Obligations**. If the Spouse acquires any Membership Interest in the Company held by the Member for any reason (including by operation of law, inheritance, divorce, or otherwise), the Spouse shall be automatically bound by the Operating Agreement in the same manner and to the same extent as the Member.

6. **Protection in Contingencies**. In the event of the Member's death, incapacity, divorce, or any other circumstance that may affect the Member's exercise of rights with respect to the Membership Interests, the Spouse, and the Spouse's successors, or any other person entitled to claim rights or interests in the Membership Interests, shall not in any way take any action that may affect, hinder, or interfere with the Member's (or the Member's permitted transferee's) ability to fulfill the obligations under the Operating Agreement.

7. **Binding Effect**. This Spousal Consent shall be binding upon the Spouse and the Spouse's heirs, legal representatives, successors, and assigns.

8. **Governing Law**. This Spousal Consent shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles.

EXECUTED this ____ day of _____, 202____

_____

Print Name: _____

Operating Agreement of Grotto LLC